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                                                                    EXHIBIT 20.2

[LETTERHEAD OF RETRACTABLE TECHNOLOGIES, INC.]

April 15, 2002

Dear Shareholder:

Enclosed is Retractable Technologies, Inc.'s ("Retractable's") 10-KSB for 2001. Some of the highlights for 2001 and thus far in 2002 include:

..    The 1cc assembly equipment came on line during the first quarter of 2001.
..    Retractable's SB-2 was declared effective on May 3, 2001.
..    Retractable began trading on the AMEX the following day; the first company to begin trading directly on the AMEX with a self-underwritten initial public offering.
..    Sales for 2001 increased 67.5% over 2000 sales.
..    Gross margins improved to 17.5% of sales in 2001 from 8.6% of sales in
     2000.
..    Retractable received a Loan Agreement from Katie Petroleum, Inc. for $5 million.
..    Royalties for 2001 in the amount of one million dollars were foregone by my wife and me in the first quarter of 2002. This transaction will be recorded in the first quarter of 2002 and is more fully described in the 10-KSB.
..    In April 2002 Retractable retained Halliburton Investor Relations of
     Dallas, Texas to, among other things, assist with "getting our story out" to the investment community.

Thank you for your continued interest and support of Retractable Technologies, Inc.

Sincerely,

/s/ Thomas J. Shaw

Thomas J. Shaw
President and CEO